EXHIBIT 99.1

Skylight Health Provides Clinical Research Update

Skylight Health Research continues to see success and trial awards

TORONTO, Aug. 24, 2022 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ:SLHG;TSXV:SLHG) (“Skylight Health” or the “Company”), a healthcare platform combining technology, and analytics focused on transitioning patients into value based care to drive better health outcomes and experiences in the United States, today provides an update on the status of the Company’s research program; Skylight Health Research.

  In 2021, Skylight Health Group formally launched its research department;
  Since inception, Skylight Health Research has been awarded eleven (11) clinical studies and has completed four (4) to-date;
  Total revenue earned through clinical studies in 2021, $300,000, has been doubled in 2022;
  Skylight announces two new partnerships today, with Elligo Health Research® and Endominance.

Skylight Health Research continues to see momentum and growth through 2022. Since the update in April 2022, two studies have been completed and one new study has been awarded. Four studies are currently ongoing at three clinics, and the newest study awarded will be conducted at three clinics launching in September 2022. Two awarded studies are on hold with the Sponsors and are pending launch.

Continued success has been seen through Skylight’s partnership with ClinEdge. This vital partnership was expanded further in September 2021 when ClinEdge was acquired by Elligo. Elligo brings its own set of processes, efficiencies, and a wider group of research study opportunities to Skylight with their healthcare-enabling research model to participate in a variety of clinical studies. Skylight Health Research officially joined Elligo’s clinical research network in 2022 and has been working diligently to fully onboard all five clinics participating in Elligo’s Research Ready™ program.

Skylight Health Research has also just recently partnered with Endominance for their Microbiome, Anxiety, & Cognitive Orientation (MACO) study to assist with their patient recruitment. The purpose of the MACO study is to better understand how gut bacteria may affect the brain and how they may be associated with anxious human behavior and cognitive traits. "This is a really fitting and seamless partnership for Skylight," says Alisha Garibaldi, VP of Clinical Research with Skylight. "The relationship between the microbiome and mental health has become a much more common topic lately, and the MACO study is investigating this complex relationship on a very large scale. We're excited to work with Endominance on a study that aligns so closely with Skylight's values and drive to contribute to the advancement of medical science."

Research revenue in 2022 has more than doubled the $300,000 earned in 2021. The team continues to plan for further expansion to new markets within the company and is looking forward to a strong finish to 2022.

About Skylight Health Group

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In an FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimize unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

Forward Looking Statements

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

For more information, please visit our website or contact:

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

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